EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2007	2008	2009	2010	2011	6/30/2012	6/30/2012
EARNINGS
Income Before Income Taxes	$804,622	$693,946	$890,471	$842,922	$678,690	$590,192	$382,965
Fixed Charges (as below)	260,794	318,684	283,540	269,886	248,026	244,488	124,204
Total Earnings	$1,065,416	$1,012,630	$1,174,011	$1,112,808	$926,716	$834,680	$507,169

FIXED CHARGES
Interest Expense	$196,978	$265,938	$241,134	$242,000	$221,976	$215,733	$107,408
Credit for Allowance for Borrowed Funds Used During Construction	43,916	27,946	16,506	3,786	2,350	5,055	4,946
Estimated Interest Element in Lease Rentals	19,900	24,800	25,900	24,100	23,700	23,700	11,850
Total Fixed Charges	$260,794	$318,684	$283,540	$269,886	$248,026	$244,488	$124,204

Ratio of Earnings to Fixed Charges	4.08	3.17	4.14	4.12	3.73	3.41	4.08